

February 16, 2022

Jane Hunter
Chief Executive Officer
Tritium DCFC Limited
48 Miller Street
Murarrie, QLD 4172
Australia

      Re: Tritium DCFC Limited
          Registration Statement on Form F-1
          Filed February 11, 2022
          File No. 333-262681

Dear Ms. Hunter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing